CERTIFICATE OF RENEWAL, RESTORATION AND REVIVAL

OF

CERTIFICATE OF INCORPORATION

OF

Sun City Industries, Inc.

Sun City Industries, Inc., a Delaware corporation, the Certificate of Incorporation of which was originally filed in the Office of the Secretary of State on July 5, 1961, and was subsequently forfeited, now desires to procure a renewal, restoration, and revival of its certificate of incorporation and hereby certifies:

1. The name of the corporation is Sun City Industries, Inc.

2. Its registered office in the State of Delaware is located at 800 Delaware Ave., City of Wilmington, New Castle County 19801 and the name of its registered agent at such address is Delaware Corporations LLC.

3. The renewal, restoration and revival now sought by the corporation is to be perpetual; the date when the renewal is to commence is November 18, 1999.

4. The corporation was organized under the laws of the State of Delaware.

5. The Certificate of Incorporation of the corporation was forfeited on November 19, 1999 pursuant to Section 136(b) of the Delaware General Corporation Law. 6. This Certificate of Renewal, Restoration and Revival is filed by the current Court Order (US Bankruptcy Court Southern District of Florida) appointed sole director who has the full authority of those who were directors at the time the corporation's certificate of incorporation became forfeited.

IN WITNESS WHEREOF, and in compliance with the provisions of Section 312 of the Delaware General Corporation Law of the State of Delaware, the Corporation has caused this certificate to be signed by an authorized officer this 29th day of May, 2003.

Sun City Industries, Inc.

Michael F Manion, President & Sole Director